

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2022

Patrick Gadson
Vinson & Elkins LLP
The Grace Building
1114 Avenue of the Americas
32nd Floor
New York, New York 10036

> **Re: Turtle Beach Corp**
> **Preliminary Proxy Statement**
> **Filed April 8, 2022**
> **File No. 001-35465**

Dear Mr. Gadson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement

General

1. Please tell us what consideration you have given to including the "About the Meeting" section, currently beginning on page 33, to the front of the proxy statement so security holders are more readily informed about the contested election.

2. Please revise your proxy statement to disclose all of the effects of a change of control on the company, including any effects on employment agreements, financing arrangements, and accelerated vesting of any incentive arrangements.

Item 1. Election of Directors, page 8

3. Please revise your disclosure to disclose why you recommend that security holders vote for your nominees.

<u>Security Ownership of Certain Beneficial Owners and Management, page 14</u>

4.   We note the disclaimer of beneficial ownership "except to the extent of [Mr. Keitel's] pecuniary interest therein." Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d-3(a). Please revise.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Daniel Duchovny at 202-551-3619.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions